Exhibit 99.4

ORDINARY RESOLUTIONS FOR AGAINST FOR AGAINST Proposal 1 Proposal 2 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Address Change Mark box, sign and indicate changes/comments below: Date: TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF MECOX LANE LIMITED Sign Below Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. MECOX LANE LIMITED

To view Meeting materials please visit: http://ir.m18.com/agm.cfm Mecox Lane Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506 PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. 1. That any and all transactions contemplated in the Subscription and Contribution Agreement dated as of November 20, 2012 by and among the Company, Giosis Pte. Ltd., Giosis Cayman Ltd. and other parties therein be approved and ratified; 2. Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolution as such Director, in his or her absolute discretion, thinks fit. ORDINARY RESOLUTIONS JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that an Extraordinary General Meeting (the “Meeting”) of Mecox Lane Limited (the “Company”) will be held at 10:00 a.m. (Hong Kong time), on Wednesday, December 19, 2012 at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 17, 2012. Only the registered holders of record as of the close of business on November 20, 2012 will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on November 20, 2012, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on December 17, 2012. JPMorgan Chase Bank, N.A., Depositary Voting Instruction Card Please see reverse side for Voting Instructions.